
Mail Stop 3233

November 14, 2016

Via E-mail
Mark A. Solls
Executive Vice President and Chief Legal Officer
Invitation Homes Inc.
1717 Main Street, Suite 2000
Dallas, TX 75201

> **Re: Invitation Homes Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted October 17, 2016**
> **CIK No. 0001687229**

Dear Mr. Solls:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. We note your disclosure on page 6 referencing market data by John Burns Real Estate Consulting. In addition, we note your statement that the company owns and operates the largest portfolio of single-family rental homes in the United States based on revenue." Please provide us with support for these disclosures. Clearly mark the specific language in the supporting materials. Please note if the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and if such material should be returned to the registrant upon completion of the staff review process.

4. We note your references to the Case Schiller Index throughout. Please revise to provide a brief description of the index.

5. You define same store portfolio to include homes that have been stabilized for at least 90 days prior to the first day of the prior-year measurement period. Please clarify the application of this definition throughout your prospectus. For example, on page 2 you disclose information about your same store portfolio as of June 30, 2016. Please disclose the date at which properties must meet the definition of stabilized for inclusion in the same store total. Please also confirm, if true, that the total portfolio amounts in the table on page 2 include all properties, whether or not stabilized.

6. We note your disclosure that you have elected to qualify as a REIT and that you expect to continue to operate so as to qualify as a REIT. However, on page 35 you indicate that affiliates of your Sponsor will continue to control a majority of the combined voting power of all classes of stock. Please tell us how you are not closely held for the purposes of REIT qualification.

7. On page 4 you state that you have underwritten more than one million individual homes since your inception, from which you assembled your high quality portfolio of nearly 50,000 homes. Please clarify if you will acquire the full portfolios of the IH Holding Entities or if you selected only a portion of the portfolios for acquisition.

8. We note your comparison to Multifamily REIT performance data. Please advise why you believe it is appropriate to compare to this measure given the company's focus on single family homes rentals, rather than apartments.

9. Please revise to include updated financial statements as of and for the period ended September 30, 2016.

Risk Factors, page 18

10. You discuss risks associated with acquiring homes through an auction process on page 25. In addition, you discuss risks associated with acquiring properties "as is" or at an auction on page 26. To the extent material, please quantify the amount of properties purchased through an auction or "as is" to provide additional context.

Pre-IPO Transactions, page 49

11. Please tell us and revise your disclosure to provide a descriptive narrative of the certain mergers and related transactions that will be effected prior to the IPO, including a discussion of the accounting treatment of them.

Unaudited Pro Forma Financial Information, page 57

12. When completing this section, please ensure that the footnotes to the pro forma financial statements provide disaggregated information that clearly discloses each of the components of the adjustments thereto, the amounts related to each of the components and how the amounts were determined.

Management's Discussion and Analysis…, page 66

Overview, page 66

13. Please revise to provide a description of the new type of residential real estate asset-backed securitization class, including the characteristics that make it new and how those characteristics compare to traditional securitization instruments for residential real estate.

Business, page 89

14. Please expand your disclosure to also disclose the average purchase price and the average age of your portfolio. Please also disclose the average length of the leases and the average remaining length of leases in your Same Store portfolios.

15. We note your disclosure that your homes appeal to a resident base that you believe is less transitory than the typical multifamily resident. We also note your disclosure on page 98 of your resident screening process. Please revise your disclosure to provide a breakdown of your resident characteristics.

16. We note your disclosure on page 66 that you have an additional 145 homes in escrow that you expect to acquire. Please revise your disclosure to describe the geographic distribution of these properties.

17. We note your disclosure on page 66 that you have selected locations primarily in the Western United States and Florida. Please expand your disclosure to include a discussion of these target markets. Please also include MD&A disclosure of any changes over the periods presented and expectations for the future, if different.

18. Please revise to discuss the average time to stabilization time as well as the average time from acquisition to renovation and from renovation to leasing. To the extent you experience changes in these metrics in the future, please discuss such trends.

Property Acquisitions, page 94

19. Please revise to identify and discuss the primary channels of property acquisitions that you use. Quantify each of those channels as a percentage of total acquisitions in each period presented and discuss any industry trends within those channels.

20. Please identify and discuss any bulk acquisition transactions within each period, including the channels through which they were acquired and types of properties acquired. In addition, please clarify how you account for bulk acquisitions.

Investments in Real Estate Mortgages, page 131

21. Please clarify whether the types of properties subject to mortgages in which you may invest will be limited to single family dwellings. Please also describe each type of mortgage activity in which you may engage. See Item 13(b) of Form S-11.

Principal Stockholders, page 134

22. We note your beneficial ownership tables on page 136 showing the number of shares beneficially owned if the offering prices at the low-point or the high-point of the price range. Please revise to include a column for the percentage ownership of common stock.

Financial Statements

Combined and Consolidated Statements of Operations, page F-4

23. Please tell us how your presentation of a separate line item for noncash incentive compensation complies with SAB Topic 14F.

Notes to Financial Statements

Note 4. Debt, page F-16

24. Please provide us your analysis under ASC 860 performed in determining that not consolidating the depositor entity trusts of subsidiaries was appropriate. In addition, please clarify for us whether any off balance sheet financing exists as a result of these transactions.

Exhibits

25. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, please provide a supplemental copy of the stockholders agreement. The draft exhibits should be filed as EDGAR correspondence.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities